FAIRFAX  News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, April 2, 2007

FAIRFAX FILES UNIVERSAL SHELF PROSPECTUS

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that it has filed a preliminary short form base shelf prospectus with the Canadian securities regulatory authorities.

The filing is intended to refresh Fairfax’s previous shelf prospectus that expired in February, 2007. The shelf prospectus will allow Fairfax to offer from time to time over a 25-month period up to U.S.$750 million of debt, equity or other securities. Should Fairfax offer any securities, it will make a prospectus supplement available that will include the specific terms of the securities being offered.

A receipt for the final short form base prospectus has not yet been obtained from the Canadian securities regulatory authorities and the shelf registration statement has not become effective. Prior to the time a receipt is issued by the Canadian securities regulatory authorities for the final short form base shelf prospectus and the shelf registration statement becomes effective, no securities may be sold, nor may offers to buy be accepted, pursuant to these documents. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:     Greg Taylor, Chief Financial Officer, at (416) 367-4941